August 2, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ibolya Ignat
Mary Mast
Doris Stacey Gama
Joe McCann

Re:	Jyong Biotech Ltd. Response to the Staff’s Comments on Registration Statement on Form F-1/A Filed on June 21, 2024 (File No. 333-277725)

Dear Sir and Madam:

On behalf of our client, Jyong Biotech Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 19, 2024 on the Company’s registration statement on Form F-1/A filed on June 21, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No.3 to Registration Statement (the “Amendment No.3”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.3.

Prospectus Summary

Overview, page 1

1.	Please revise the discussion of your current plans to develop MCS-2 (API-2) to clarify the FDA’s concerns communicated on pages 1-2 of its February 23, 2024 correspondence, which you provided in response to our May 31, 2024 request. The communication indicates that your proposed plan to conduct one phase 1 study and one phase 3 efficacy study using your product containing API-2 faces significant challenges. Please update your Summary to briefly describe the FDA’s concerns and provide a more fulsome discussion of these concerns in the Business section.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 3 and page 120 of the Amendment No.3.

We understand FDA concerns on the failure of our MCS-2-US-a study using API-1, so we planned to conduct an additional Phase III pivotal study (MCS-2-US-b) and a Phase I PK study in the US using API-2. U.S. FDA reviewed the protocol and on Feb. 23, 2024, provided comments on our protocol revisions. Based upon FDA’s recommendations, we have revised the Phase III protocol and developed the PK study protocol for submission to the U.S. FDA for their further review. They suggested on May 23, 2024 that we provide a complete CMC information for the API-2, and a plan to establish comparability between API-1 and API-2 to enable them to review and possibly reach agreement on the protocols the Company designed to establish the safety and efficacy of MCS-2.

2.	We note your response to prior comment 1 and reissue in part. Please revise your disclosure throughout your filing to remove language indicating that the comparability is an inevitable conclusion, such as “[O]nce the US FDA is convinced about the comparability of API-1 and API-2....” You may discuss what happens if you are able to demonstrate comparability, but you must indicate that to date you have not been able to do so and what your path forward is if you are unable to demonstrate comparability.

Please also state if you have had discussions with the Taiwan regulator about the substitution of API-2 for API-1 in MCS-2. If you have not, or if the Taiwan regulator also requires comparability studies, it is not appropriate to indicate that you have completed Phase 1 studies for PCP (API-1).

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 1, page 6, page 59, and page 113 of the Amendment No.3.

Firstly, the botanical substance is under the same patent owned by the company, we fully understand the harvesting, raw material preparation and API processing operations, thus we know and control the steps that are relevant to the comparability analysis. We have done a series of analytical testing of characterization, specification of the comparative API-1 and API-2. Thus, we are confident in the comparability between API-1 and API-2. We are continuing to collect the necessary information from the API-2 supplier~~.~~ Per FDA requirement in the FDA-WRO-20240523, we are presently drafting our plan to establish comparability between API-1 and API-2. We will then request a CMC meeting with FDA later this year to provide complete CMC documentation to the Agency.

Secondly, The PCP Phase II study using API-1 has been completed. We have not yet discussed API-2 with TFDA because the PCP Phase II study using API-1 is in the late stage of Source Data Verification (“SDV”). Once the Clinical Study Report for PCP using API-1 is available, and the comparability between API-1 and API-2 is confirmed, we will meet with TFDA to talk about the feasibility of a Phase III PCP study.

3.	In response to prior comment 1 you state that you are preparing CMC information for API-2, are planning to establish comparability between API-1 and API-2, and once the FDA is convinced about the comparability you will then initiate the MCS-2 Phase III and Phase I PK study. Please revise your disclosure to state that you currently do not have an API-2 supplier and that you cannot proceed until you identify a supplier of API-2. Please also include such disclosure throughout your prospectus where you discuss PCP, including but not limited to pages 6, 109, and 124. Additionally include a risk factor discussion addressing the potential consequences if the FDA does not agree that API-1 is comparable to API-2.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 1, page 7, page 113, page 117, page 133, and page 137 of the Amendment No.3.

We do have an API-2 supplier that we are currently working with to collect the batch information and CMC documentation. We are performing analytical testing for batch analysis and comparison. We will then request a CMC meeting with FDA to provide complete CMC documentation to the Agency.

If the U.S. FDA concur that API-1 and API-2 are similar and comparable, we will sign the quality agreement with this API-2 supplier. If there is any possibility that FDA does not agree that API-1 and API-2 are comparable, we may work with another supplier who is able to meet the comparability.

4.	In response to prior comment 4 you state that you plan to demonstrate that API-1 and API-2 are comparable to be able to rely on all prior trials. You also state that due to a failed MCS-2-US-a study you will conduct an additional Phase III pivotal study in the US using API-2. Please clarify, if accurate, that you must first conduct API-1 and API-2 comparability studies and if the FDA accepts such results and determines that API-1 and API-2 are comparable, only then will you be able to conduct the additional Phase III pivotal study using API-2. Further, you also state that your plans will be discussed at the CMC meeting. Clarify, as you do on page 2, that you received a denial notice from the FDA on May 23, 2024 for a CMC meeting.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 1, page 3, page 7, page 113, page 117, page 133, and page 137 of the Amendment No.3.

Yes. We must conduct API-1 and API-2 comparability studies first and if the FDA accepts such results and determines that API-1 and API-2 are comparable, only then we will be able to conduct the additional Phase III pivotal study using API-2.

FDA did not deny our CMC meeting request. In fact, we have not submitted the request yet. We requested a Type B meeting on May 14, 2024 to discuss about the Phase I and Phase III study protocols. FDA indicated in the May 23, 2024 notice that it is premature for this stage of drug development. FDA suggested that instead we provide complete CMC information for API-2 and our plan to establish comparability between API-1 and API-2.

We are presently drafting the comparability plan to include all the necessary data between API-1 and API-2. After we have collected all the comparability CMC data and documentation, we will request the CMC meeting with FDA. After FDA accepts the comparability data, we will initiate the Phase I PK and Phase III pivotal study using API-2. If FDA does not agree that API-1 and API-2 are comparable, we will need to work with other API vendor to demonstrate the comparability that meet U.S. FDA’s requirements.

5.	We note your response to comment 5 and 6. Your pipeline table should provide one line for each product candidate being developed to address a single indication. The purpose of the pipeline table is not to depict the alternative ways you may develop the same product candidate. Currently, your table depicts three lines depicting MCS-2 being developed to address BPH/LUTS. Please revise your table to remove two of the lines depicting MCS-2 for BPH/LUTS as they are not additional candidates, they are alternative ways that you may attempt to develop MCS-2 for BPH/LUTS. The line item that should be depicted in the table is the one that depicts the method of development you are actively pursuing with the FDA.

If you are able to rely on trials performed using API-1, it is not appropriate to include a separate line item in your table indicating that you have a separate product candidate for MCS-2 (API-1). If the FDA determines that API-1 and API-2 are sufficiently comparable to rely on the clinical trials performed using API-1, then you may reflect the completion of the successful trials using API-1 in your pipeline table for the line item depicting the development of MCS-2 (API-2). Until the FDA has made that comparability determination, such results relating to API-1 relate to a development pathway that you are not currently able to pursue due to the fact that API-1 is currently not available. Similarly, if the new Phase III study using API-2 is successful and you are able to demonstrate to the FDA that API-1 and API-2 are sufficiently comparable, then you will be able to rely on the MCS-2-TWN-a study in the pipeline table if you have been able to re-analyze the data from the study to successfully demonstrate to the FDA that it is reliable.

We also note your table indicates you are developing PCP (API-1) for Prostate Cancer in Taiwan. Please explain how you are pursuing this using API-1 given that API-1 is not currently available. Alternatively, remove it from your pipeline table.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 3, page 4 and page 110 of the Amendment No.3.

Each of the lines are important to our plans. Although the pipeline table depicts three lines for MCS-2, the first two lines properly depict the completed four Phase III studies using API-1. Another line depicts the alternative forthcoming studies using API-2, once FDA agrees with our comparability determination. At that time, Phase III studies using API-1 would be applicable to the overall approval process informing the later studies using API-2

We have revised the pipeline table, separating the drug candidates using API-1 and API-2. We have clarified in the table that the clinical results of the candidates using API-1 can only be used if the U.S. FDA is convinced of the comparability of API-1 and API-2. As of this date, the Company is still in the process of preparing the information required by the U.S. FDA and has not yet have the CMC meeting with FDA to discuss about the comparability of API-1 and API-2.

The Phase II PCP study was initiated in Taiwan in 2014 using API-1, and the study enrollment and treatment phase is completed without being affected by the currently unavailable API-1. If the U.S. FDA concur that API-1 and API-2 are comparable, and when the CSR for the PCP study is available, we will discuss with TFDA about conducting the Phase III PCP study. Therefore, it is also important to keep this line.

6.	We note your response to prior comment 8 and reissue our comment. Please refer to page 2 of 7 from the FDA correspondence dated June 26, 2023 you provided in response to our request on May 31, 2024, which states:

“Because of the heterogeneous nature of a botanical drug and uncertainty about its active constituents a critical issue for botanical drugs is ensuring that the therapeutic effect for drug batches is consistent. In general, therapeutic consistency can be supported by a ‘totality of the evidence’ approach, including botanical raw material control, quality control, by chemical test(s), manufacturing control, a biological assay (if needed) and clinical data. Seemingly minor changes in the API source and/or manufacturing process may result in a meaningful difference in the clinical effects and raise concerns about the applicability of earlier pharmacological, nonclinical and clinical data.”

See also pages 2-3 of 10 which states, “any changes (e.g. changes in the agricultural sites, agricultural and collection practices and/or processing/manufacturing methods) should be assessed carefully to determine if the BDS and the botanical drug product (BDP) batches produced after such a proposed change would be sufficiently similar pharmacologically and/or therapeutically to batches prior to such a change.”

Please note the potential impact of these “seemingly minor changes” apply to changes in suppliers of the active pharmaceutical ingredient as well as the change in the active pharmaceutical ingredient provided by the supplier of API-1 prior to its relocation and following its relocation. Therefore, in order to produce MCS-2 using API-1 following a relocation, you would have to demonstrate comparability again. Please revise your disclosure to clarify that if you intend to develop MCS-2 using API-1 if it becomes available, you will have to demonstrate comparability again. If you are unable to demonstrate comparability, you will have to perform more clinical trials.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 5, page 111 and page 126 of the Amendment No.3.

We interpret the FDA’s use of the word “source” to not be a reference to the physical location of a manufacturing facility but rather to the entity responsible for manufacturing an API, the raw materials used to produce the API, the manufacturing process, and compliance with FDA’s current good manufacturing practices (GMPs). Therefore, in the case that the same entity manufactures an API in different physical locations but uses identical raw materials and the same patented manufacturing process in compliance with FDA’s GMPs, the mere difference in the location of the manufacturing site is unlikely to result in significant differences in the final API. We understand FDA advice in the 20230626-WRO, which is a kind reminder to ensure comparability from any change. We will work with the API vendors to follow FDA guidance to demonstrate comparability.

7.	Please provide us with a copy of the FDA meeting minutes from your January 20, 2013 CMC meeting in which the FDA staff encouraged you to select multiple vendors for the botanical raw material and advised you to identify more raw material vendors to avoid any potential supply shortages in the early stages. The June 26, 2023 FDA correspondence you provided indicates that “minor changes in the API source and/or manufacturing process may result in a meaningful difference in the clinical effects and raise concerns about the applicability of earlier pharmacological, nonclinical and clinical data” which appears inconsistent with this advice.

Response: In response to the Staff’s comments, we have uploaded the FDA meeting minutes to the SEC document sharing system.

During the EOP2 CMC meeting held on January 30, 2013, FDA encouraged us to select multiple vendors of the botanical raw material for making the multiple clinical drug substance/product batches for Phase III trials. That advice is specifically to take steps to avoid supply shortages of drug product during early-stage development. The FDA’s June 26, 2023 advice is a general guidance regarding comparability. FDA is not speaking the same topic in these different communications, and they are not inconsistent scientifically or logically.

Risk Factors, page 17

8.	Please include a risk factor addressing the possibility that the FDA does not agree that API-1 and API-2 are sufficiently comparable. The discussion should address the FDA’s concerns related to changes in agricultural sites, agricultural and collection practices, processing and manufacturing methods, etc. and the consequences if the FDA determines that API-1 and API-2 are not sufficiently comparable.

Response: In response to the Staff’s comments, the Company has added the risk factor on page 29 and page 30 of the Amendment No.3.

9.	Please include an additional risk factor discussing the FDA’s stated concerns about your proposed plan to conduct only one phase 1 study and one phase 3 efficacy study. The discussion should identify the FDA’s concerns you will have to address in order to successfully develop MCS-2 (API-2), given your current plan and the potential consequences, if you are unable to demonstrate to the FDA that your proposal is sufficient to demonstrate safety and efficacy.

Response: In response to the Staff’s comments, the Company has added the risk factor on page 30 of the Amendment No.3.

Leverage differentiated approaches to advance our development..., page 112

10.	In response to prior comment 14 you state you plan to complete all source data verification, database lock and statistical analysis, and draft the clinical study report. Such steps appear necessary for you to advance your product candidate. You also state on page 1 that you do not plan to discuss PCP with the TFDA until after you have conducted comparability studies. Please clarify if this process is dependent on first selecting an API- 2 supplier and conducting successful comparability studies or if you will be verifying and analyzing the data at the same time you are performing comparability studies. Please clarify that if the comparability studies are not successful, the PCP clinical trials will have to be performed again using PCP (API-2).

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 1, page 5, page 7, page 29, page 111, page 113, page 117, page 125, page 126, page 129, page 133, and page 137 of the Amendment No.3.

The Phase 2 PCP study was initiated in Taiwan in 2014 using API-1, and the study enrollment and treatment phase was completed and was unaffected by the current unavailability of API-1. If the U.S. FDA concurs that API-1 and API-2 are similar and comparable, and after the CSR for PCP study is available, we will discuss with TFDA about the feasibility to conduct the Phase III PCP study. If FDA does not agree that API-1 and API-2 are comparable, then one option would be to work with another API vendor to demonstrate comparability.

Our Drug Candidates

Phase II Clinical Studies, page 118

11.	In response to prior comment 15 we note the additional disclosure provided under Clinical Data and Phase I Clinical Studies. Please also include disclosure under Phase II and Phase III Clinical Studies, on pages 118 and 119 respectively, to state that if your comparability studies are not accepted by the FDA you will need to conduct additional Phase II and Phase III studies to continue your clinical development.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 120, page 121, page 123, and page 124 of the Amendment No.3.

As previously mentioned, the botanical substance is under the same patent owned by the company, we fully understand the harvesting, raw material preparation and API processing operations, thus we know and control the steps are relevant to the comparability analysis. We have done a series of analytical testing of characterization and specification of the comparative API-1 and API-2. Thus, we are confident in the comparability between API-1 and API-2. We are continuing collecting the necessary information from the API-2 supplier. Per FDA requirement in the FDA-WRO-20240523, we are presently drafting our plan to establish comparability between API-1 and API-2. We will then request a CMC meeting with FDA later this year to provide complete CMC documentation to the Agency.

If the comparability is accepted by the U.S. FDA, we will conduct additional Phase III trial and Phase I PK study in the US using API-2 to support our NDA re-submission. If FDA does not agree that API-1 and API-2 are comparable, we will need to work with other API vendor to demonstrate the comparability that meet U.S. FDA’s requirements.

Phase III Clinical Studies, page 119

12.	We note your response to prior comment 16 and reissue in part. Please clarify here, as you do on page 123, that the remaining data you are referring to is the data from the two Phase III studies conducted in Taiwan and the one Phase III US open label extension study. Also include a discussion here and on page 123 that the U.S. FDA has expressed concerns regarding the reproducibility of some of the reported efficacy results for Study MCS-2- TWN-a as you do on page 1.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 125, page 127, and page 129 of the Amendment No.3.

We have conducted four Phase III clinical trials for MCS-2 (API-1) in the U.S. and Taiwan, including two pivotal trials (one in the US and one in Taiwan) and two open-label extension studies (one in the US and one in Taiwan) using API-1 under the same IND number. We had previously submitted the SAP (statistical analysis plan) and completed the statistical analysis of four Phase III clinical trials after database lock. Among four Phase III clinical trials, one pivotal Phase III clinical trial for MCS-2 (API-1) in the U.S. failed to show a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population. However, the U.S. FDA have offered no comments on the two open-label extension studies.

Therefore, the remaining data we are referring to in Page 123 is the data from two Phase III studies conducted in Taiwan and one Phase III open label extension study in the US. Since the Phase III pivotal study in the US (MCS-2-US-a) failed to show the treatment difference between active and placebo, we plan to conduct additional Phase III pivotal study using API-2 (MCS-2-US-b), if the comparability between API-1and API-2 is confirmed.

U.S. FDA concerns regarding the reproducibility of some of the reported efficacy results for MCS-2-TWN-a can be resolved after we are proposing to re-analyze the MCS-2-TWN-a study data using CDISC data sets that is matched with U.S. FDA requested data format.

13.	We note your response to prior comment 17. Specifically, that you will not need to reproduce the Phase III study in US (MCS-2-US-a) if the US FDA has approved the comparability of API-1 and API-2 and the results of an additional Phase III study (MCS- 2-US-b) using API-2. Provide the basis for your determination that the FDA will rely on results of trials that failed to demonstrate a difference between the treatment groups for the primary efficacy endpoint in the intent-to-treat population. Please also include additional disclosure stating that if the FDA does not approve your comparability studies you will need to reproduce MCS-2 (API-1) Phase III study in the US because it failed to show a difference between treatment groups for the primary efficacy endpoint in the intent-to-treat population.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 125 and page 129 of the Amendment No.3.

Since API-1 is currently unavailable due to the vendor’s geographic relocation, it is not feasible now to reproduce the Phase III study in the US. If the comparability between API-1 and API-2 is accepted by the U.S. FDA, we plan to conduct additional Phase III pivotal study in the US using API-2 (MCS-2-US-b study). FDA provided some comments on this study design, and we have followed U.S. FDA’s advice to revise this Phase III study protocol.

If FDA does not agree that API-1 and API-2 are comparable, we will need to work with other API vendor to demonstrate the comparability that meet U.S. FDA’s requirements.

14.	We note that in response to prior comment 18 you removed the US-a + TWN-a/ITT results from Table 1 and 2. However, we note that your disclosure still contains statements such as “[a]ccording to the results of phase III clinical trials after pooling US-a and TWN-a...” Given your disclosure throughout your prospectus that the FDA determined your Phase III clinical trial in the U.S. failed to show a difference between the treatment groups for the primary efficacy endpoint in the intent- to-treat population, pooling the results masks the different outcomes from the two trials. Please amend to separately present the results of each of the Phase III trials completed throughout your filing.

Response: In response to the Staff’s comments, the Company has revised the disclosure through page 127 to page 129 of the Amendment No.3.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact Ross D. Carmel, Esq. at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law. Alternatively, please contact Shane Wu, Esq. at (202) 322-8852 or by email at swu@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

cc:	Shane Wu, Esq.

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